UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. (the “Company”), dated December 23, 2010, DryShips Announces Entry into the Tanker Segment.

Exhibit 1

DRYSHIPS ANNOUNCES ENTRY INTO THE TANKER SEGMENT

ATHENS, GREECE—December 23, 2010 - DryShips Inc. (NASDAQ:DRYS) (the "Company" or "DryShips"), a global provider of marine transportation services for drybulk cargoes and off-shore contract drilling oil services, announced today that it has entered into agreements with a first class Korean shipyard to purchase twelve high specification newbuilding tankers at a total purchase price of about $770 million, including over $3 million per vessel in extra items.

The deliveries of the vessels are scheduled as follows:

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Six newbuilding Aframax tankers with following deliveries: four in 2011 and two in 2012

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Six newbuilding Suezmax tankers with following deliveries: one in 2011, two in 2012 and three in 2013

The Company has made initial payments of about $120 million against these newbuilding contracts from cash on hand.  The Company intends to finance the remaining capital commitments, which include delivery installments of about 70% of each vessel’s price, with cash on hand and bank debt.  The Company intends to position its tanker investments for a spinoff or initial public offering.

Mr. George Economou, Chairman and CEO of DryShips Inc., said:

“We are pleased to announce the acquisition of 12 high specification newbuilding tankers from a first class Korean shipyard. With OceanRig UDW’s successful Norwegian offering, we have positioned OceanRig UDW to be a pure play in the ultra deepwater drilling sector with contracts and a balance sheet that is self-sustaining. We intend to take further steps to enhance OceanRig UDW’s status as a pure deepwater drilling participant. In addition, our Board has decided that it is time to refocus on the shipping markets where we see opportunities developing for both the drybulk and tanker sector. While the tanker market is currently experiencing low freight rates, we believe that in the medium to long term strong oil demand growth as a result of the urbanization underway in China and India will lead to substantially improved market conditions. The staggered deliveries for our newbuildings over the next three years will allow us to take advantage of an improvement in market conditions over the next one to two years.  We intend to make our tankers a standalone entity during 2011.

We are positioning the Company to be a significant player in the tanker market with a sizable fleet and a balance sheet that can withstand the cyclicality of the tanker market. Dryships has proven that we can make investments that add shareholder value in the long-term by leveraging our position in the market and the relationships we have built over the long-term with customers, shipyards, investors and banks. Our technical manager currently manages a fleet of tankers and has a long history in the sector.

DryShips has evolved over the last three years as a company that can leverage its brand name in the industry to develop businesses and position them to operate as standalone public companies. The tanker acquisition and eventual spin off or public offering is the next step in the evolution of the Company. We believe that 2011 will be a critical year for Dryships as we leverage the platform built over the last few years to enhance shareholder value.”

About DryShips

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers and offshore ultra deepwater drilling units that operate worldwide. As of the day of this release, DryShips owns a fleet of 39 drybulk carriers (including newbuildings), comprising 7 Capesize, 30 Panamax and 2 Supramax, with a combined deadweight tonnage of over 3.5 million tons and 6 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 4 ultra deepwater newbuilding drillships.

DryShips's common stock is listed on the NASDAQ Global Select Market where it trades under the symbol "DRYS."

Visit the Company's website at www.dryships.com.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. The U.S. Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.

Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire and drilling dayrates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more drilling rigs, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips with the U.S. Securities and Exchange Commission.

Contact:

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: December 23, 2010	By: /s/George Economou
George Economou Chief Executive Officer